Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust announces property swap

Calgary, December 16, 2009 / (TSX – PWT.UN; NYSE - PWE) Penn West Petroleum Ltd., the administrator of Penn West Energy Trust (“Penn West”) has entered into an Asset Exchange Agreement to exchange certain interests in the Leitchville area of Saskatchewan for interests complimenting Penn West’s light oil resource plays at Pembina and at Dodsland. In addition, Penn West will receive cash consideration of $434 million.

The net impact of this property swap will result in Penn West:

•
Selling its interest in the medium gravity Lower Shaunavon development at Leitchville, Saskatchewan while increasing its dominant position in the emerging Dodsland Viking light oil play through the acquisition of a 50 percent interest in approximately 40,400 acres of undeveloped land.  The acquired lands are directly adjacent to our current holdings of approximately 100,000 net acres over the Viking play and are amenable to horizontal multi-frac development.  To date Penn West has drilled 38 horizontal wells into the play and our 2010 capital program calls for a ramp-up in drilling;

•
Increasing its dominant position in the Cardium light oil play in West Central Alberta through the acquisition of a 100 percent interest in the Cynthia Cardium Unit (production of 560 barrels of oil equivalent per day and undeveloped lands of approximately 5,100 net acres) which directly folds into one of our core focus areas for horizontal multi-frac development in the Cardium.  Penn West has a dominant land, production and infrastructure position in West Central Alberta including the emerging Cardium horizontal multi-frac plays at Pembina, Willesden Green, Leafland, Garrington and Sylvan Lake. Penn West has total holdings across the Cardium exceeding 550,000 net acres;

•	Strengthening its balance sheet to a year-end pro forma debt to 12-month trailing EBITDA of approximately 1.9 times; and

•	Furthering its dominant position in the tight oil resource plays within Western Canada.

Over the past eighteen months Penn West has worked to improve its balance sheet while retaining the core assets that position it as the largest producer of light and medium gravity oil in Western Canada. Penn West moves aggressively into 2010 with an excellent portfolio of both exploration and development plays, a strengthened management and technical team and a strong balance sheet.

Penn West anticipates investing between $750 and $900 million into its expanding suite of exploration and development opportunities in 2010, with an emphasis on its emerging and large-scale light oil plays in Waskada, Dodsland, Willesden Green / Leafland / Garrington, Pembina, and Swan Hills. The use of horizontal multi-frac technology is rapidly evolving into the key to unlocking new reserves of oil and natural gas in the Western Canadian Sedimentary Basin both from new unconventional sources and from extending and improving production rates and recovery from large underdeveloped tight oil and gas reservoirs.

Penn West Energy, with approximately 7 million net acres of land in Western Canada, has a dominant land position in areas that are currently beginning to be exploited by horizontal multi-frac technology as well as extensive holdings over additional areas that we view as prospective for introducing horizontal multi-frac technology.

Penn West’s average daily production, pro forma this transaction, is 168,000 barrels of oil equivalent per day. Penn West’s production mix is 100,000 barrels per day of crude oil and NGLs, and 410 mmcf per day of natural gas (approximately 60 percent crude oil and NGLs). Production guidance for 2010, net of this transaction, is 167,000 to 175,000 barrels of oil equivalent per day.

The effective date of the Asset Exchange is October 1, 2009 with closing expected in early 2010, subject to conditions to closing under the Asset Exchange Agreement, including, but not limited to, obtaining all regulatory and other necessary approvals, and successful and satisfactory completion of due diligence reviews.

Note Regarding Our Outlook

The information contained in this press release regarding the capital expenditures that we anticipate making in 2010 and our anticipated 2010 production levels is included to provide unitholders with information as to our expectations as at the date of this press release and readers are cautioned that the information may not be appropriate for any other purpose. Such information constitutes forward-looking information.  Readers should note the assumptions, risks and disclaimers below under "Forward-looking statements".

Our prior forecast, released on November 5, 2009 with our 2009 third quarter results and filed on SEDAR at www.sedar.com, forecast a preliminary 2010 capital budget of approximately $800 million to $900 million, excluding acquisition and disposition activities. Based on that level of capital spending, we forecast 2010 production of approximately 170,000 to 180,000 boe per day, prior to acquisitions and dispositions.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", “target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation: our intention and ability to close the asset exchange transaction described herein; the nature and attributes of the assets to be disposed of and acquired pursuant to the asset exchange transaction, including statistics relating to current production levels and undeveloped land acreage and our belief that the acquired lands are amenable to horizontal multi-fracture development; the amount of cash consideration to be received by us; the impact that we expect the transaction to have on us and the benefits that we anticipate to derive from the transaction, including the strengthening of our balance sheet; our anticipated year-end pro forma debt to 12-month trailing EBITDA; our plans and expectations for the assets acquired pursuant to the transaction; the anticipated closing date and effective date of the transaction, the amount of funds that we intend to invest in our suite of development opportunities in 2010 and our intention to emphasize the development of our large scale light oil plays; the ability of horizontal multi-frac technology to unlock new reserves in Western Canada from different types of reservoirs, including reservoirs in which we have an interest; our production levels and production mix pro forma the transaction; and our 2010 production guidance, net of dispositions.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the timing of closing the asset swap transaction; our ability to negotiate and settle the documents required to close the transaction with the other party to the transaction; the ability of both parties to the transaction to satisfy the conditions to closing of the transaction, including the successful completion of due diligence; the ability and intention of the counterparty to the transaction to perform its obligations pursuant to the transaction on the terms agreed to and on the timeline agreed to; our ability to obtain all necessary third party approvals, including regulatory approvals; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the failure of the parties to negotiate and settle the documents required to close the transaction; the failure of the parties to the transaction to satisfy the conditions to closing of the transaction, including the completion satisfactory due diligence; the failure of the counterparty to the transaction to perform its obligations pursuant to the transaction on the terms agreed to and on the timeline agreed to; the failure to obtain all necessary third party approvals required to complete the transaction; the failure to close the transaction on time or at all; the failure of the assets acquired to have the characteristics that we anticipate; the failure to realize the benefits of the transaction that we anticipate; and the possibility that our anticipated production levels, production mix and capital program may differ materially from our expectations due to, among other things, commodity prices, interest rates, exchange rates, supply and demand fundamentals for crude oil and natural gas, and economic conditions in North America and globally.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Barrels of Oil Equivalent -In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST	William Andrew, CEO
Suite 200, 207 – 9th Avenue SW	Phone: 403-777-2502
Calgary, Alberta T2P 1K3	E-mail: bill.andrew@pennwest.com

Phone: 403-777-2500	Jason Fleury, Manager, Investor Relations
Fax: 403-777-2699	Phone: 403-539-6343
Toll Free: 1-866-693-2707	E-mail: jason.fleury@pennwest.com
Website: www.pennwest.com
Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

Update to Registered Agent Information for Registration Statements on Form F-3

Our agent for service for purposes of our Registration Statement on Form F-3 (File No. 333-145296) is updated as follows:  DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, WA 98104-7043, (206) 903-8800.  The foregoing information is hereby incorporated by reference into such Registration Statement.